Exhibit 4.60
CONFIDENTIAL
Jetup Electronic (Shenzhen) Company Limited
Sanyidui Industrial Zone, Zhoushi Road, Jiuwei Village
Xixiang Town, Bao’an District
Shenzhen, P.R.C
11 Aug 2008
Attn: Mr. John Farina / Ms. Connie Sit
Dear Sir/Madam,
Ref: BANKING FACILITIES (S/N: 080530)
With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facility and offer a renewal within the following limit which will be made available on the specific terms and conditions outlined herein and upon the satisfactory completion of security detailed below. Notwithstanding anything to the contrary in this facility letter, this facility is also subject to our overriding right of suspension, withdrawal and repayment on demand at any time, including the right to call for cash cover security on demand for prospective and contingent liabilities and to review at any time, and in any event, by 30 May 2009, or such later date as determined by the Lender at its sole discretion.

Borrower:	Jetup Electronic (Shenzhen) Company Limited

Lender:	HSBC Bank (China) Company Limited, Shenzhen Branch

Facility /Amount:	Tranche I
Import Facilities up to HKD70,000,000.-

Documentary Credit to your suppliers and Import Loan Facilities in either HKD or Foreign Currency (USD or JPY equivalent) for up to 120 days, less any usance / credit periods granted by your suppliers.

Within which Goods under your control and/or Trust Receipts up to HKD70,000,000.-

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities.

For avoidance of doubt, each and all the facilities set out above are of the revolving nature, i.e. any utilised but repaid amount under any such facility is available for re-utilisation, subject to the terms and conditions of this Facility Letter.

Tranche II 3 Year HKD Term Loan up to HKD40,000,000.- or USD equivalent

Facility(ies) will only be made available subject to availability of funding.

Purpose:	To finance the Borrower’s working capital requirement

The Borrower shall apply the loan proceeds for the purpose as set out above and shall comply with the requirements of the relevant PRC laws and regulations. The Borrower shall not apply the loan proceeds for any other purpose, including but not limited to, applying the loan proceeds for equity investments, applying the loan proceeds for speculation in the stock market, the futures market, the real estate market or other similar market speculation.

Term:	The “Term” here refers to the term during which this facility is available for drawing.

Tranche I
The Term of this facility is up to (and including) 30 May 2009, and subject to annual review and renewal at the Lender’s sole discretion and as unilaterally advised by the Lender from time to time.

Tranche II 3 years from the respective loan drawdown date, and subject to annual review and renewal at the Lender’s sole discretion and as unilaterally advised by the Lender from time to time.

Market Disruption / Increased Costs:
Without prejudice to our overriding right of suspension, withdrawal and repayment on demand, we would reserve our right to renegotiate any of the interest margins, fees and the applicable period of PBOC base rate detailed herein (in case there is any Loan denominated in RMB) in the event of any change occurring in any applicable law or regulation (or its interpretation) or in PRC’s financial markets or the need to comply with any requirement of any regulatory authority (whether or not having the force of law), which resulted, in our opinion, in an increase of the cost of advancing, maintaining or funding any facilities, a change on the basis to calculate the interest margins, deviation from the RMB interest rate regime permitted by PRC laws or regulations (or its interpretation), and/or a reduction in the net return to us from the facilities outlined herein.

Commission/Interest:	Tranche I & II
Interest will be charged at 0.55% over 1, 2 or 3 months Hongkong/Singapore/London Interbank Money Market Offer Rate, payable on the due date of each drawing to the debit of your account.

Utilisation of the Tranche II facility is subject to the following conditions:
1)	2 working days advance notice of drawdown is to be given to the Lender.

2)	Each drawdown is to be for a minimum amount of HKD1,000,000.- (or its equivalent), and in multiples of HKD500,000.- (or its equivalent).

Documentary Credits opening commission for each validity of 120 Days or part thereof to be charged as below with minimum charge of USD24.00 and payable in full at the time of issuance of all Documentary Credits.

Documentary Credits Amount	Commission
For Documentary Credits amount below USD100,000.-or its equivalent	0.10%
For Documentary Credits amount between USD100,000.- (USD100,000.- inclusive) and USD250,000.- or its equivalent	0.08%
For Documentary Credits amount between USD250,000.- (USD250,000.- inclusive) and USD400,000.- or its equivalent	0.06%
For Documentary Credits amount above USD400,000.-(USD400,000.- inclusive) or its equivalent	0.04%

Export Documentary Credits / Non- Documentary Credits Bill Handling Commission:

Export Documentary Credits / Non- Documentary Credits Bill	Commission
First USD75,000.- (inclusive) or equivalent	0.125%
Between USD75,000.- and USD300,000.- (inclusive) or its equivalent	0.0625%
Balance in excess of USD300,000.-	0.03125%

Commission in lieu of exchange: Waived

Default Interest:	Please note that interest will be payable on sums which are overdue or overlimit (as well as amounts demanded and not paid) or (in respect of loan amount) used for purposes other than the purpose of loan stated in this letter in respect of all or any of the facility and such interest will be charged by the Lender as hereunder:

Overdue or overlimit sums: Default interest is charged at 3 % p.a. over the stipulated interest rate of this facility, subject to fluctuation at the lender’s discretion.

Loan amount used for purposes other than stated in this letter: Default interest is charged at 5 % p.a. over the stipulated interest rate of this facility, subject to fluctuation at the lender’s discretion.

For avoidance of doubt, the impost of default interest as mentioned above shall not be deemed as the Lender’s acknowledgement or acceptance of any such default event as mentioned above and shall be without prejudice to any rights of the Lender as described in the first paragraph of this facility letter.

Repayment:	Tranche II By quarterly equal instalments starting 3 months calculated from the respective drawdown date

Any amount of the Loan that is repaid shall not be re-drawn.

Prepayment:	With the Lender’s prior approval (which will not be withheld, provided that the Lender is satisfied that the funds utilized are generated from Borrower’s internal resources out of cash flow rather than from external refinancing), during an interest period the total amount of a drawing may, with 5 working days advance notice to the Lender, be repaid subject to the usual penalties (i.e. the differential between the return the Lender would have received had the loan run to maturity and the return the Lender is able to obtain by the placing of the funds repaid for the remainder of the period in the market). Each prepayment should be in a minimum of HKD5,000,000.- (or, if the relevant drawing is made in any other currency, the equivalent amount in such other currency) and in an integral multiple of HKD1,000,000.- (or, if the relevant drawing is made in any other currency, the equivalent amount in such other currency).

In terms of the Term Loan, any amount prepaid shall not be re-drawn.

Security:	As security, we continue to hold:

A Corporate Guarantee from Nam Tai Electronic & Electrical Products Limited (“the Guarantor”) for HKD110,000,000.- supported by a board resolution.

The Borrower undertakes that:

(i)	upon the realisation of any foreign guarantee/security in respect of this facility, it shall conduct foreign debt registration with the local State Administration of Foreign Exchange (“SAFE”) in a timely manner but in no event later than 15 days after realisation of such foreign guarantee/security;

(ii)	to procure the successful registration with SAFE as mentioned in the foregoing item (i), the Borrower shall ensure that it has sufficient borrowing gap at the time of the registration of the realised foreign guarantee/security;

(iii)	throughout the term of the facility and as long as the facility is existing or any indebtedness under the facility is outstanding, the Borrower shall keep the Lender informed of the amount of its borrowing gap (calculated as the balance of (i) its approved total investment amount less (ii) its registered capital) and shall forthwith advise the Lender of any change in the borrowing gap; and

(iv)	the Borrower shall take all necessary measures to ensure that all the indebtedness owed to the Lender under this facility be fully settled in the same currency as that of such indebtedness.

Conditions Precedent:	1) The Borrower shall present to the Lender a valid Borrowing Card issued by the People’s Bank of China.

2) Certified true copies of all government approvals and certificates in relation to the establishment of the Borrower shall be submitted to the Lender.

3)   The Borrower has provided its internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the facilities hereunder and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the facilities hereunder in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the Borrower is a foreign entity).

4)    In the event that the Lender’s making available any facility hereunder is subject to regulatory approval or the completion of other procedures with the regulator(s), the acquisition of such regulatory approval and the completion of such procedures with regulator(s).

5)   The Lender is satisfied that all the security(ies) stated in the “Security” item above (if any) has/have been established and is/are valid and enforceable. The security provider’s internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the provision of the Security and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the Security in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the security provider is a foreign entity) has been duly made and submitted to the Lender.

Other Conditions:	1) Without prejudice to any security or other priority right to which the

Lender is entitled (if any), this facility shall rank at least pari-passu with all present and future borrowings of the Borrower. The Borrower undertakes to advise the Lender in advance of any future borrowings.

2)   The Borrower should not create or attempt to create or permit to subsist any mortgage, debenture, charge, pledge, lien or other encumbrance upon, or permit any lien or other encumbrance (save a lien arising by operation of law in the ordinary course of trading) on the whole or any part of present or future assets of the Borrower without Lender’s prior written consent.

3)   Half-yearly and audited yearly financial statements of the Borrower and the Guarantor to be prepared by qualified accountants shall be provided to the Lender whenever available but in any event no later than 90 days and 120 days from the financial half-year-ends and year-ends respectively.

4) Other financial or operational information of the Borrower as from time to time reasonably requested by the Lender.

Expenses:	All out-of-pocket expenses including but not limited to the PRC stamp duty and the legal fees in relation to the preparation, negotiation, execution and enforcement of this facility shall be borne by the Borrower.

Taxation and Deduction:	All payments of principal, interest, fees and other expenses shall be made by the Borrower free and clear of taxes, levies, imposts, duties, charges or withholding of whatsoever nature.

Assignment:	Without prejudice to any right of assignment enjoyed by the Lender pursuant to law or any contract, the Lender may, without any party’s consent, assign any and/or all of its rights and obligations hereunder to any HSBC Group member(s) that are/is more than 50% owned or controlled by HSBC Group or any of the Lender’s sub-branch(es) (if any).

Governing Law:	This letter shall be governed by and construed in accordance with the laws of the People’s Republic of China.

Jurisdiction:	The Borrower submits to the jurisdiction of the PRC court at the principal office of the Lender. Nothing in this Clause limits the right of the Lender to bring proceedings against the Borrower in connection with this facility in any other court of any competent jurisdiction.
(i) Section 83 of the HK Banking Ordinance and (ii) the CBRC Administration Rules on the Connected Transactions of Commercial Banks with Insiders and Shareholders (the “CBRC Rules on Connected Transactions”):
Please note that Section 83 of the Banking Ordinance and the CBRC Rules on Connected Transactions have imposed on us as a bank certain limitations on advances to persons related to our directors or employees or advances that are of the “connected transaction” nature. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 or otherwise are a “connected party” defined in the CBRC Rules on Connected Transactions and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.
We may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.
The facility offer will remain open for acceptance until the close of business on 11 Sep 2008 and if not accepted by that date will be deemed to have lapsed (unless otherwise agreed by us in writing).
This letter cancels and supersedes our previous letter dated 01 Aug 2008.
We shall be grateful if you could arrange for the authorized signatory(ies) of your company in accordance with the terms of the shareholders’ resolution or board resolution (as the case may be) to be given to us, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which the facility is granted.

We are pleased to be of continued assistance.

Yours faithfully,
For and on behalf of HSBC Bank (China) Company Limited Shenzhen Branch	Accepted by Jetup Electronic (Shenzhen) Company Limited

[Signed]	[Original Signed by Mr. Ivan Chui & Mr. Colin Yeoh]

Faye Zhou	Authorized Signature(s)&
Vice President	Company Chop
Commercial Banking	Date:

[Signed]

Sunny Poon
Regional Manager Commercial Banking
Southern China
Mc/lx